[Bracewell & Giuliani LLP Letterhead]
April 15, 2009
Mr. Craig H. Arakawa
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:	SandRidge Energy, Inc. Form 10-K for the Fiscal Year Ended December 31, 2008 Filed February 26, 2009 File No. 001-33784
Dear Mr. Arakawa:
On behalf of SandRidge Energy, Inc., we would like to advise you that SandRidge is in receipt of the staff’s letter dated March 31, 2009 containing comments related to the staff’s review of the above-referenced Form 10-K. You requested that SandRidge respond to the comments within 10 business days or advise when a response would be provided. As discussed with you by telephone today, SandRidge respectfully requests an extension of the original response time so that its response is due no later than April 24, 2009.
Please call me at (214) 758-1622 if you have any questions or would like further information regarding the proposed timetable for responding to the comment letter. Thank you for your consideration.

Very truly yours,
/s/ CONNIE S. STAMETS
Connie S. Stamets

cc:	Richard J. Gognat SandRidge Energy, Inc.